SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
         OF 1934
         For the fiscal year ended December 31, 2002
                                       or
[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to
         _______________________

                             Commission file number

                                    000-20008
                                  -------------


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          VTEL Corporation 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Forgent Networks, Inc.
                               108 Wild Basin Road
                               Austin, Texas 78746

Financial Statements and Supplemental Schedules

VTEL Corporation 401(k) Plan

Year ended December 31, 2002 with Report of Independent Auditors

                          VTEL Corporation 401(k) Plan

                              Financial Statements
                           and Supplemental Schedules


                          Year ended December 31, 2002




                                    Contents

Report of Independent Auditors...............................................1

Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4


Supplemental Schedules

Schedule G, Part III, Schedule of Non-Exempt Transactions...................11
Schedule H, line 4i, Schedule of Assets (Held at End of Year)...............12

                         Report of Independent Auditors



The Trustees
VTEL Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the VTEL Corporation 401(k) Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, and schedule of non-exempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




May 1, 2003                                            /s/ Ernst & Young, LLP

                          VTEL Corporation 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                        December 31
                                                 2002                 2001
                                         ---------------------------------------

Assets
Investments at fair value                  $    12,593,498      $    18,294,591
Employee contributions receivable                   15,738               24,292
Employer contribution receivable                     2,548                3,691
                                         ---------------------------------------
Net assets available for benefits          $    12,611,784      $    18,322,574
                                         =======================================




See accompanying notes.

                          VTEL Corporation 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002



Additions:
     Employee contributions                                   $      714,407
     Employer contributions                                           79,163
      Rollover contributions                                          12,683
      Interest income                                                119,542
                                                          ----------------------

Total additions                                                      925,795

Deductions:
   Benefit payments                                                3,951,758
   Net depreciation in fair value of investments                   2,670,616
   Administrative expense                                             14,211
                                                          ----------------------

Total deductions                                                   6,636,585
                                                          ----------------------

Net decrease in net assets available for benefits                 (5,710,790)

Net assets available for benefits at beginning of year            18,322,574
                                                          ----------------------

Net assets available for benefits at end of year              $   12,611,784
                                                          ======================














See accompanying notes.

                          VTEL Corporation 401(k) Plan

                          Notes to Financial Statements



1. Description of Plan

The VTEL Corporation 401(k) Plan (the Plan) became effective January 1, 1990.

The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan agreement for more complete information.

General

On January 15, 2002, the name of VTEL Corporation was changed to Forgent Networks, Inc.

The Plan is a defined contribution profit sharing plan covering substantially all employees of Forgent Networks, Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may contribute to the Plan an elected portion of their eligible compensation, as defined in the Plan, up to the statutory annual deferral limit.

The Company may make matching contributions up to specified amounts at its discretion. The Company matched 25% of employee deferrals up to a maximum of 6% of employee earnings.

All contributions are invested at the direction of the participants.

Eligibility

Employees are eligible for participation in the Plan after obtaining 21 years of age as defined in the Plan, up to the statutory annual deferral limit.

                          VTEL Corporation 401(k) Plan

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions and earnings thereon. Company matching contributions vest based on years of service completed by participants. Vesting is determined in accordance with the following schedule:

                       Years of Service                          Percentage
     ---------------------------------------------------------------------------

                            Less than 1                               0%
                         1 but less than 2                           20%
                         2 but less than 3                           40%
                         3 but less than 4                           60%
                         4 but less than 5                           80%
                             5 or more                              100%

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant's death or disability, or in the event of termination under certain circumstances other than those listed or if the participant reaches age 70 1/2 while still employed. Benefits may be paid in a lump-sum distribution or by an annuity.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time, as subject to the provisions of ERISA. Upon such termination, each participant becomes fully vested and all benefits shall be distributed to the participants or their beneficiaries.

                          VTEL Corporation 401(k) Plan

                          Notes to Financial Statements


1. Description of Plan (continued)

Participant Accounts

Discretionary employer matching contributions, if any, are allocated annually to participant accounts based upon the percentage determined and authorized by the Company's board of directors.

Investment earnings or losses are allocated among the participants' accounts based upon the percentage of the balance of each such account to the total balance of all such accounts within each investment option.

Participant Loans

Upon written application of a participant, the Plan may make a loan to a participant. Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participant's vested account balance or $50,000. Loans are amortized over a maximum of 60 months unless it is used to purchase participant's principal residence and repayment is made through payroll deductions. The amount of the loan is deducted from the participant's investment accounts and bears interest at a rate commensurate with local rates for similar plans.

Forfeitures

Forfeitures,   if  any,   under  the  Plan  are  first  applied  to  payment  of
administrative expenses of the Plan and then to the Company's matching contribution to the Plan for the Plan year in which the forfeitures occur.

Administration

The Plan is administered by trustees consisting of officers and employees of the Company. Certain administrative expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan's financial statements have been prepared on the accrual basis of accounting.

                          VTEL Corporation 401(k) Plan

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

Effective January 1, 1998, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company (a CIGNA company) ("CGLIC"). The contract includes the CIGNA Guaranteed Income Fund and Guaranteed Governmental Securities Fund, which are invested in CGLIC's general portfolio and are recorded at contract value, which approximates fair value. The Guaranteed Income Fund does not have a maturity date or penalties for early withdrawals. Participant directed transfers among investment options and distributions will normally be made immediately; however, CIGNA may exercise their contractual right to defer a transfer or distribution from the Guaranteed Income Fund. It has seldom been necessary for CIGNA to invoke this deferral provision. The rate of credited interest for any period of time will be determined by CGLIC and is guaranteed for sic month periods (January 1 through June 30 and July 1 through December 31). The average yield for the Guaranteed Income Fund was approximately 4.05% and 5.05% and for the Guaranteed Governmental Securities Fund was approximately 1.13% and 5.05% for the year ended December 31, 2002 and 2001, respectively. The crediting interest rate (i.e., the rate at which interest was accrued to the contract balance) for the Guaranteed Income Fund was 3.80% and 4.95% and for the Guaranteed Governmental Securities Fund was 0.00% and .70% as of December 31, 2002 and 2001, respectively.

The contract also includes pooled separate accounts. CGLIC determines the fair value of the pooled separate accounts based on the quoted market values of the underlying assets in the separate accounts. Participant loans are stated at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and the accompanying notes and schedules. Actual results could differ from those estimates.

                          VTEL Corporation 401(k) Plan

                          Notes to Financial Statements

3. Investments

The following presents investments that represent five percent or more of the Plan's net assets:

                                                            December 31, 2002
                                                           --------------------

  Connecticut General Life Insurance Company Pooled
       Separate Accounts:
         Timesquare Corporate Bond Fund                       $   1,270,469
         Fidelity Advisors Growth Opportunities Fund                951,965
         Dreyfus Founders Growth Fund                               709,063
         Neuberger & Berman Partners Trust Fund                     862,703
         Balanced I/Wellington Management Fund                      924,619
         Janus Worldwide Account Fund                               652,898
         State Street Russell 3000 Fund                             686,893
         Small Cap Growth/Timesquare Fund                         1,565,459
  Guaranteed Income Fund                                          3,164,178



                                                            December 31, 2001
                                                           --------------------

  Connecticut General Life Insurance Company Pooled
       Separate Accounts:
         Timesquare Corporate Bond Fund                           1,334,500
         Fidelity Advisors Growth Opportunities Fund              1,815,213
         Dreyfus Founders Growth Fund                             1,267,102
         Neuberger & Berman Partners Trust Fund                   1,589,471
         Balanced I/Wellington Management Fund                    1,255,191
         Janus Worldwide Account Fund                             1,593,686
         State Street Russell 3000 Fund                           1,258,491
         Small Cap Growth/Timesquare Fund                         2,328,755
  Guaranteed Income Fund                                          2,921,201

                          VTEL Corporation 401(k) Plan

                          Notes to Financial Statements


3. Investments (continued)

During 2002, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

              Pooled separate accounts                     $ (2,276,528)
              Common stock                                     (394,088)
                                                      -----------------------
                                                           $ (2,670,616)
                                                      =======================

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 26, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                             Supplemental Schedules

                          VTEL Corporation 401(k) Plan

            Schedule G, Part III - Schedule of Nonexempt Transactions
                             EIN: 74-2415696 PN: 001

                          Year ended December 31, 2002


------------------------------------------------------------------------------------------------------------------------
                     Relationship to Plan,
   Identity of         Employer, or Other      Description of Transactions                     Current       Net Gain
 Party Involved        Party-In-Interest                                      Cost of Asset    Value of      (repaid
                                                                                                 Asset      interest)*
------------------------------------------------------------------------------------------------------------------------

Forgent            Employer/Plan Sponsor       Loan to the Employer in the        $2,480         $2,480         -
Networks, Inc.                                 form of late remittance of
                                               participant deferrals for the pay
                                               periods   from  July  1,  2002  -
                                               November 1, 2002.
------------------------------------------------------------------------------------------------------------------------

*The Plan Sponsor is in the process of determining the applicable interest in order to fully correct the late remittances.



                                                     VTEL Corporation 401(k) Plan

                                     Schedule H, line 4i, Schedule of Assets (Held at End of Year)
                                                    EIN: 74-2415696 Plan Number 001

                                                               December 31, 2002
                                                                                                     Current
              Identity of Issue                            Description of Asset                       Value
   -----------------------------------------------------------------------------------------------------------------

   *Connecticut General Life Insurance
      Company                              Guaranteed Income Fund                                $   3,164,178
   *Connecticut General Life Insurance
      Company                              Guaranteed Government Securities Fund                        25,900
   *Connecticut General Life Insurance
      Company                              Timesquare Corporate Bond Fund                            1,270,469
   *Connecticut General Life Insurance
      Company                              CIGNA Lifetime 20 Fund                                       66,023
   *Connecticut General Life Insurance
      Company                              CIGNA Lifetime 30 Fund                                       71,709
   *Connecticut General Life Insurance
      Company                              CIGNA Lifetime 40 Fund                                       46,789
   *Connecticut General Life Insurance
      Company                              CIGNA Lifetime 50 Fund                                       87,180
   *Connecticut General Life Insurance
      Company                              CIGNA Lifetime 60 Fund                                       14,937
   *Connecticut General Life Insurance     Fidelity Advisors Growth Opportunities
      Company                              Fund                                                        951,965
   *Connecticut General Life Insurance
      Company                              Dreyfus Founders Growth Fund                                709,063
   *Connecticut General Life Insurance
      Company                              Neuberger & Berman Partners Trust Fund                      862,703
   *Connecticut General Life Insurance
      Company                              Balanced I/Wellington Management Fund                       924,619
   *Connecticut General Life Insurance
      Company                              Lazard Equity Portfolio Account Fund                         48,800
   *Connecticut General Life Insurance
      Company                              Janus Worldwide Account Fund                                652,898
   *Connecticut General Life Insurance
      Company                              Templeton Foreign Account Fund                              583,801




                                                     VTEL Corporation 401(k) Plan

                               Schedule H, line 4i, Schedule of Assets (Held at End of Year) (continued)
                                                    EIN: 74-2415696 Plan Number 001

                                                               December 31, 2002


                                                                                                  Current Value
              Identity of Issue                            Description of Asset
   -----------------------------------------------------------------------------------------------------------------

   *Connecticut General Life Insurance
      Company                              State Street Russell 3000 Fund                         $     686,893
   *Connecticut General Life Insurance
      Company                              Small Cap Growth/Timesquare Fund                           1,565,459
   *Connecticut General Life Insurance
      Company                              Small Cap Value/Berger Fund                                  602,711
   *National Financial Services            Forgent Common Stock                                         245,099
   *Participant Loans                      Loaned funds of various maturities (years) and
                                              rates from 7.75% to 8.50%                                  12,302
                                                                                               ---------------------
   Total                                                                                         $   12,593,498
                                                                                               =====================

*Indicates a party-in-interest to the Plan.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              VTEL Corporation 401(k) Plan


Date: June 27, 2003                           /s/ Paul Tesluk
                                              ----------------------------------
                                              Paul Tesluk
                                              Plan Administrator

                                  Exhibit Index


Exhibit
Number                         Document Description
-------                        --------------------

23.1                Consent of Ernst & Young

99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the sarbanes-Oxley Act of 2002.